UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

National Healthcare Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

635906100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 635906100	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Adams Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 635906100	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dorothy B. Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 752,480
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 752,480
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,480
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.94%[1]
12	TYPE OF REPORTING PERSON IN

[1]	Based on 15,225,654 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

CUSIP NO. 635906100	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer.

National Healthcare Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

100 E. Vine Street, Suite 1400

Murfreesboro, TN 37130

Item 2(a).	Name of Person Filing.

Adams Group, L.P.

Dorothy B. Adams

Item 2(b).	Address of Principal Business Office or, if none, Residence.

5380 Gulf of Mexico Drive, Suite 105

Longboat Key, FL 34228-2048

Item 2(c).	Organization/Citizenship.

Adams Group, L.P. was organized in Washington State

Ms. Adams is a United States Citizen

Item 2(d).	Title of Class Of Securities.

Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

635906100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable.

Item 4.	Ownership.

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Adams Group, L.P.

Adams Group, L.P. no longer beneficially owns any of Issuer’s stock

CUSIP NO. 635906100	13G/A	Page 5 of 6 Pages

Dorothy B. Adams

(a)	Amount beneficially owned: 752,480(1)

(b)	Percent of Class:

4.94% of Common Stock(2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 752,480(1)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 752,480(1)

(iv)	Shared power to dispose or to direct the disposition of 0

(1)

The number of shares of Common Stock shown above as beneficially owned by Dorothy B. Adams includes the following: 18,952 shares owned by the ARA Financial, L.P. Series 1 of which Ms. Adams is the president of the sole general partner; 622,693 shares owned by the ARA Financial, L.P. Series 2 of which Ms. Adams is the president of the sole general partner; 77,528 shares owned by the Adams Children’s Trust of which Ms. Adams is the sole trustee; 31,000 shares owned by DBA, L.P. of which Ms. Adams is the president of the sole general partner; and 2,307 shares owned by the W. Andrew & Dorothy Adams Grandchildren’s Trust of which Ms. Adams is the sole trustee.

(2)	Based on 15,225,654 shares of Common Stock outstanding as of August 7, 2018, as reported in the Issuers’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP NO. 635906100	13G/A	Page 6 of 6 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2018
(Date)

ADAMS GROUP, L.P.

By:	/s/ Dorothy B. Adams
Title:	General Partner

DOROTHY B. ADAMS

/s/ Dorothy B. Adams
Signature